Exhibit 99.1

Empro Group Inc. Announces Pricing of Its Initial Public Offering

Selangor, Malaysia, July 2, 2025 (GLOBE NEWSWIRE) – Empro Group Inc. (the “Company” or “EMPG”), a rising beauty and personal care brand headquartered in Malaysia, today announced the pricing of its initial public offering (the “Offering”) of 1,375,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of approximately $5,500,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on July 2, 2025, under the ticker symbol “EMPG”.

The Company has granted the underwriter an option, exercisable within 45 days from the effective date of the Registration Statement (as defined below) (the “Overallotment Option”), to purchase up to an additional 206,250 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering is expected to close on July 3, 2025, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. R.F. Lafferty & Co., Inc., acted as the sole underwriter (the “Underwriter”) for the Offering. Pryor Cashman LLP is acting as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to the Underwriter in connection with the Offering.

A registration statement on Form F-1 (File No. 333-282155) relating to the Offering, as amended (the “Registration Statement”), was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on July 1, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc. by email at offerings@rflafferty.com or via standard mail to R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Empro Group Inc.

Empro Group Inc. is a rising beauty and personal care brand headquartered in Malaysia. Evolving from its origins in Malaysia’s eyebrow embroidery space, Empro Group Inc. has grown into a trusted name across three core pillars: cosmetics, skincare, and healthcare. With a growing presence across Southeast Asia and Europe, Empro Group Inc. remains dedicated to offering accessible, quality self-care solutions while staying true to its humble beginnings. For more information please visit: https://www.empro.my/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

R. F. Lafferty & Co., Inc.

40 Wall Street, 27th Floor

New York, NY 10005

(212) 293-9090

offerings@rflafferty.com

Investor Relations

Visit emproinc.co

Or contact us at ir@emproinc.co